KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of QSound Labs, Inc. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. We have also audited the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended and the year ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 2006 and year ended December 31, 2004 and total assets and shareholders' equity as at December 31, 2006 to the extent summarized in note 17 to the consolidated financial statements.

The consolidated financial statements as at December 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated March 29, 2006.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 7, 2007

KPMG LLP a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Consolidated

Balance sheets

December 31, 2006 and 2005

(Expressed in United States dollars)

	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$2,316,476	$1,222,729
Accounts receivable (net) and accrued revenue	316,298	401,524
Note receivable	6,000	82,648
Inventory	19,422	40,438
Deposits and prepaid expenses	60,933	76,146
	2,719,129	1,823,485

Note receivable	55,325	–
Property and equipment (note 3)	348,280	670,635
Deferred development costs (note 4)	313,800	352,750
Intangible assets (note 5)	98,351	155,445
	$3,534,885	$3,002,315

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$268,439	$285,786
Deferred revenue	45,572	45,011
	314,011	330,797

Convertible notes (note 6)	389,862	–

Shareholders’ equity
Share capital (note 7)	47,208,942	45,979,055
Warrants (note 8)	1,027,114	903,738
Contributed surplus (note 9)	2,581,456	2,041,001
Deficit	(47,986,500)	(46,252,276)
	2,831,012	2,671,518

	$3,534,885	$3,002,315

See accompanying notes to consolidated financial statements.

Approved by the Board:

David Gallagher: Director                                                      Patty Chakour: Director

Consolidated

Statements of Operations and Deficit

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

	2006	2005	2004
REVENUE
Royalties, license and engineering fees	$1,692,669	$1,056,509	$1,162,303
Product sales	296,361	486,731	1,050,875
	1,989,030	1,543,240	2,213,178
Cost of product sales	40,088	179,781	419,290
	1,948,942	1,363,459	1,793,888
EXPENSES
Marketing	1,157,573	999,875	1,251,695
Operations	136,386	216,409	242,531
Product engineering	819,277	952,050	964,380
Administration	971,571	882,722	800,611
Foreign exchange loss	25,912	2,832	41,955
Amortization	331,419	360,898	457,572
Impairment of property and equipment (note 3)	167,809	89,754	–
Impairment of intangible assets (note 5)	–	428,453	–
	3,609,947	3,932,993	3,758,744

Loss before other items	(1,661,005)	(2,569,534)	(1,964,856)

OTHER ITEMS
Interest income	85,686	56,700	78,727
Interest on convertible notes	(61,336)	–	–
Accretion expense	(45,083)	–	–
Loss on sale of property and equipment	–	–	(15,616)
Other	(1,637)	(163)	(1,697)
	(22,370)	56,537	61,414

Loss before taxes	(1,683,375)	(2,512,997)	(1,903,442)
Foreign withholding tax	(50,849)	(37,711)	(22,504)
Net loss	(1,734,224)	(2,550,708)	(1,925,946)

Deficit, beginning of year	(46,252,276)	(43,701,568)	(41,775,622)

Deficit, end of year	$(47,986,500)	$(46,252,276)	$(43,701,568)

Loss per common share (basic and diluted)	$(0.19)	$(0.30)	$(0.25)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

	2006	2005	2004
Cash provided by (used in):

OPERATIONS
Loss for the year	$(1,734,224)	$(2,550,708)	$(1,925,946)

Items not requiring (providing) cash:
Amortization	331,419	360,898	457,572
Stock based compensation	380,614	134,793	320,432
Accretion expense	45,083	–	–
Loss on sale of property and equipment	–	–	15,616
Impairment of property and equipment	167,809	89,754	–
Impairment of intangible assets	–	428,453	–
Other	(4,022)	–	–
Changes in non-cash working capital balances (note 12)	104,669	(57,747)	(47,817)
	(708,652)	(1,594,557)	(1,180,143)

FINANCING
Issuance of common shares, net	857,883	165,008	2,120,657
Issuance of warrants	–	–	904,019
Proceeds on issuance of convertible notes	1,000,000	–	–
	1,857,883	165,008	3,024,676

INVESTMENTS
Note receivable	26,442	(82,648)	–
Purchase of property and equipment	(42,426)	(188,890)	(164,457)
Deferred development costs	(39,500)	(352,750)	–
Purchase of intangible assets	–	(50,977)	(418,056)
Proceeds from sale of property and equipment	–	–	4,430
	(55,484)	(675,265)	(578,083)

Increase (decrease) in cash and cash equivalents	1,093,747	(2,104,814)	1,266,450
Cash and cash equivalents, beginning of year	1,222,729	3,327,543	2,061,093

Cash and cash equivalents, end of year	$2,316,476	$1,222,729	$3,327,543

Supplementary information (note 12)

Notes

to Consolidated Financial Statements

Years Ended December 31, 2006, 2005, and 2004

(Expressed in United States dollars)

1.

Financial statement presentation

The consolidated financial statements include the accounts of QSound Labs, Inc., a company organized under the laws of the Province of Alberta, and its subsidiaries (collectively “QSound” or the “Company”) and are presented in accordance with Canadian generally accepted accounting principles. These accounting principles, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 17. All amounts are expressed in United States Dollars

QSound Labs, Inc. is an audio technology company which develops proprietary audio solutions, including virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia and Internet markets. Its subsidiaries QCommerce Inc. and QTelNet Inc. provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

2.

Significant accounting policies:

Cash and cash equivalents:

Cash and cash equivalents include short term deposits with initial maturities of three months or less at the date of acquisition.

Inventory:

Inventory is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.

Foreign currency translation:

The Company’s functional currency is United States Dollars. The Company translates its foreign denominated monetary assets and liabilities at the exchange rate prevailing at the year end. Non-monetary assets, liabilities and depreciation are translated at historic rates. Revenues and expenses are translated at the average rate of exchange for the year and any resulting foreign exchange gains or losses are included in determination of net income or loss for the year.

Property and equipment:

Property and equipment is recorded at cost and is depreciated over the expected useful life of the assets as follows:

Assets	Basis	Rate
Sound source and control equipment	Declining balance	20%
Real time systems	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	30%
Software and production tooling	Declining balance	30%

The carrying value of property and equipment is assessed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred except if they relate to a specific product or process that meet certain criteria and are fully recoverable, in which case these costs are deferred.

Amortization of deferred development costs commences with commercial production or use of the process, and are amortized at an annual rate of 20% over its estimated useful economic life.

The Company assesses impairment of deferred development costs by determining whether their recoverable amounts are less than their unamortized balance.  When a potential impairment is identified, the amount of impairment is calculated by reference to the related net expected future cash flows and charged to period earnings.

Intangible assets:

Patents and trademarks and purchased customer lists are recorded at cost and are amortized over the expected useful life of the assets, which has been estimated to be 5 years.  Their carrying value is assessed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Revenue recognition:

The Company generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on their fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (which is when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Income taxes:

The Company uses the asset and liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities as a result of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the substantive enactment date.

To the extent that future income tax assets are not considered to be more likely than not to be realized, a valuation allowance is provided.

Per share amounts:

Basic per share amounts are calculated using the weighted average number of common shares outstanding for the year. The Company applies the treasury stock method to calculate diluted per share amounts. The treasury stock method assumes that any proceeds from the exercise of in-the-money stock options and other dilutive instruments would be used to purchase common shares at the average market price during the period.

Stock based compensation:

The fair value of each option granted is estimated on date of grant using the Black Scholes option pricing model. The amount is credited to contributed surplus and expensed over the vesting period. Upon exercise of the options, the exercise proceeds together with amounts credited to contributed surplus are credited to share capital.

Measurement uncertainty:

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Amounts recorded for depreciation, accretion of debt discount and income taxes (which are subject to re-assessment by tax authorities) are based on management estimates and assumptions.

3.

Property and equipment:

2006	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$550,664	$536,591	$14,073
Real time systems	905,534	902,608	2,926
Furniture and fixtures	230,853	211,714	19,139
Computer equipment	1,132,745	891,337	241,408
Software and production tooling	1,632,281	1,561,547	70,734
	$4,452,077	$4,103,797	$348,280

2005	Cost	Accumulated amortization	Net book value
Sound source and control equipment	$545,463	$529,346	$16,117
Real time systems	905,534	901,354	4,180
Furniture and fixtures	230,668	207,750	22,918
Computer equipment	1,095,705	809,061	286,644
Software and production tooling	1,632,281	1,291,505	340,776
	$4,409,651	$3,739,016	$670,635

In accordance with the Company’s accounting policy, an analysis of property and equipment was completed in 2006 on the telephony assets, as changes in this market indicated that the carrying amount may not be recoverable. Included in accumulated amortization above are asset impairment charges of $167,809 (2005: $88,392) relating to software and production tooling and of $nil (2005: $1,362) relating to computer equipment

4.

Deferred development costs:

	2006	2005
Software development costs	$844,064	$804,564
Accumulated amortization	530,264	451,814
Net book value	$313,800	$352,750

In 2006, amortization of $78,450 (2005: $64,974; 2004: $112,711) was recorded and included in amortization expense.

5.

Intangible assets:

2006	Cost	Accumulated amortization	Net book value
Patents and trademarks	$927,811	$829,460	$98,351
Purchased customer list	34,418	34,418	–
Licensing rights	428,453	428,453	–
	$1,390,682	$1,292,331	$98,351

2005	Cost	Accumulated amortization	Net book value
Patents and trademarks	$928,906	$780,344	$148,562
Purchased customer list	34,418	27,535	6,883
Licensing rights	428,453	428,453	–
	$1,391,777	$1,236,332	$155,445

In accordance with its accounting policy the Company has determined that there were no events or circumstances in the current year that indicate possible impairment of these assets. An analysis of intangible assets was completed in 2005 resulting in an impairment charge of $428,453 relating to licensing rights. This charge is included in accumulated amortization.

6.

Convertible notes:

On March 27, 2006, the Company issued $1,000,000 in convertible notes and 400,000 related share purchase warrants. The notes are due in five years and bear interest at the US prime rate payable quarterly in arrears.

The notes are convertible at the option of the holders at any time and from time to time into common stock of the Company at a conversion price of $3.25 per share. Additionally, in the event that the Company issues securities convertible into common stock at a price less than this conversion price, the conversion price shall be immediately adjusted to the price at which such securities were issued.

The warrants issued are each exercisable into one common share at an exercise price of $4.50 per share until March 27, 2011.

The warrants also provide for an adjustment to the exercise price in the event that the Company issues securities convertible into shares at a price less than the then applicable exercise price, in which case the exercise price shall be reduced to the same exercise price as that of the convertible securities subsequently issued.

The convertible notes are a financial instrument comprising both an equity component and a liability component, which together with the warrants have been fair valued on initial recognition. Fair value of the equity component and the warrants were calculated using the Black Scholes pricing model, and the fair value of the liability component was calculated as the present value of the principal and interest payments. The total cash proceeds have been allocated to these components on a pro-rata basis using these calculated fair values resulting in $344,778, $314,396 and $340,826 being allocated to the liability component, equity component and warrants respectively. The fair value of the warrants and equity component of the convertible notes were calculated with the assumptions stated below:

Risk free interest rate	4.83%
Volatility	71%
Life of the warrant	3 years
Dividend yield	0%

The present value of the principal and interest payments have been calculated using a discount factor of 15% and a US prime rate of 7.75%. The proceeds allocated to the debt component of the convertible note, $344,778, will be accreted to the face value of the note of $1,000,000 over its term of five years. During the year, $45,083 has been charged as accretion expense relating to these items.

At December 31, 2006

Face value of loan	$1,000,000
Accretion expense to be recognized in future periods	610,138
$389,862

7.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance December 31, 2003	7,199,244	$43,801,245

Issued upon exercise of options	857,015	1,425,703
Issued for cash by private placement	347,826	2,000,000
Assigned value of warrants issued as part of
private placement costs (note 8)	–	(380,862)
Deemed allocation to warrants	–	(904,019)
Share issue costs	–	(149,541)
Balance December 31, 2004	8,404,085	45,792,526

Issued upon exercise of options	257,900	222,521
Share issue costs	–	(35,992)
Balance December 31, 2005	8,661,985	45,979,055

Issued upon exercise of options	213,600	508,155
Issued upon exercise of warrants	500,000	737,450
Share issue costs	–	(15,718)
Balance December 31, 2006	9,375,585	$47,208,942

8.

Warrants:

	Number of Warrants	Consideration
Balance December 31, 2003	500,000	$217,450

Issued	735,869	1,284,881
Balance December 31, 2004	1,235,869	1,502,331

Expired	(521,739)	(598,593)
Balance December 31, 2005	714,130	903,738

Exercised	(500,000)	(217,450)
Issued	400,000	340,826
Balance December 31, 2006	614,130	$1,027,114

The balance at December 31, 2005 has been adjusted to reflect the expiration of warrants in 2005 and the transfer within shareholders’ equity from warrants to contributed surplus.

The amount of $340,826 allocated to the warrants issued was calculated taking the total cash proceeds of the convertible note (note 6) on a pro-rata basis using the estimated fair value of the warrants issued and the fair value of the convertible note.

Each warrant outstanding at December 31, 2006 is exercisable into one common share of the Company as follows:

Warrants Outstanding and Exercisable	Exercise Price	Remaining Term (years)
75,000	$7.77	3.0
139,130	9.12	3.0
400,000	4.50	4.2
614,130	$5.95	3.8

9.

Contributed surplus:

Balance December 31, 2003	$1,203,760

Stock - based compensation	376,861
Options exercised	(251,485)
Balance December 31, 2004	1,329,136

Stock - based compensation	134,793
Options exercised	(21,521)
Expired warrants	598,593
Balance December 31, 2005	2,041,001

Stock - based compensation	380,614
Options exercised	(154,555)
Value of equity component of convertible notes (note 6)	314,396
Balance December 31, 2006	$2,581,456

The balance at December 31, 2005 has been adjusted to reflect the expiration of warrants in 2005 and the transfer within shareholders’ equity from warrants to contributed surplus.

10.

Stock option plan:

A summary of the Company’s outstanding stock options at December 31, 2006, 2005 and 2004 and changes during those years is presented below

	Number of Shares	Weighted average exercise price
Balance December 31, 2003	1,738,765	$0.87

Granted	630,720	2.58
Exercised	(857,015)	1.37
Cancelled or expired	(354,970)	1.36
Balance December 31, 2004	1,157,500	1.29

Granted	180,933	2.59
Exercised	(257,900)	0.78
Cancelled or expired	(53,000)	4.56
Balance December 31, 2005	1,027,533	1.48

Granted	170,000	4.69
Exercised	(213,600)	1.66
Cancelled or expired	(2,233)	2.40

Balance December 31, 2006	981,700	$1.99

All stock options granted have expiry dates between 2007 and 2015. Of the 170,000 stock options granted in 2006, 63,500 stock options vested in 2006, 84,000 stock options vest in 2007 and 22,500 stock options vest in 2008. No options were granted to non-employees in 2006 (2005: Nil, 2004: 60,000) in connection with services to be performed. The non employee options granted in 2004 have either vested or been cancelled. The table below summarizes unexercised stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.47 to 1.65	551,500	4.0	$0.97	551,500	$0.97
2.05 to 2.40	229,200	4.8	2.22	139,200	2.10
3.50 to 3.57	45,000	2.7	3.55	45,000	3.55
3.57 to 5.33	156,000	4.4	4.81	52,500	4.47
	981,700	4.1	$1.99	788,200	$1.55

In 2006, a non cash expense of $380,614 (2005: $134,793; 2004: $320,432) was recorded reflecting the fair value of employee and directors stock options granted and vesting during the year.  Of the $380,614 expense, $45,848 related to modification of 485,500 existing stock options. These fully vested stock options had their expiry date extended through to 2011. In 2006, no compensation cost (2005: $nil; 2004: $56,429) has been recognized as compensation cost related to options issued to non-employees.

No compensation cost was recorded in the Company’s statement of operations and deficit for options granted in 2002 to employees, directors and officers.  Had compensation cost for stock options granted in 2002 been determined based on the fair value method, the Company’s net loss for the current year would not have changed while the net loss for 2005 would have been increased by $21,982 to $2,572,690, and the pro-forma net loss for 2004 would have increased by $81,620 to $2,007,566. Net loss per common share (basic and diluted) would not have changed for 2006 and 2005 while 2004 would have increased by $0.01 to $0.26.

The fair value of the options granted during 2006, 2005 and 2004 is estimated on the day of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Risk free interest rate	4.8%	4.5%	4.5%
Volatility	64%	66%	94%
Expected life	2 years	3.4 years	3. 5 years
Dividend yield	0%	0%	0%
Forfeitures	10%	28%	0%

11.

Defined benefit pension plan:

The Company has established an individual pension plan for the President to resolve an outstanding compensation contingency.  The Company does not have a pension plan for other employees.

Under the terms of the plan, the Company makes yearly contributions to the plan up to the date of retirement of the individual.  All contributions to the plan are expected to return 7.5% per annum.  Should the plan not achieve the 7.5% expected return, the Company will be responsible for any shortfall.

Information regarding the individual pension plan is outlined below:

	2006	2005	2004

Fair value of plan assets	$352,507	$302,827	$255,628
Accrued benefit obligation	(322,372)	(283,799)	(236,744)

Funded Status:
Plan assets in excess of benefit obligation	30,135	19,028	18,884
Unamortized net actuarial gain	(12,465)	(8,124)	(14,403)
Accrued benefit asset	$17,670	$10,904	$4,481

The financial statements presented do not reflect the accrued benefit asset shown above, since it is considered insignificant. The economic assumptions used to determine benefit obligation and periodic expense were:

	2006	2005	2004

Discount rate	5.5%	5.5%	5.75%
Expected rate of return on assets	7.5%	7.5%	7.5%
Rate of compensation increase	5.5%	5.5%	5.5%
Average remaining service period of covered employee	11	12	13

Actuarial evaluations are required every three years, the next evaluation being January 1, 2009.

Pension expense, included in marketing expense, is as follows:

	2006	2005	2004

Current service cost	$21,001	$18,551	$16,063
Interest on accrued benefit obligation	24,329	20,743	15,667
Expected return on plan assets	(24,079)	(19,734)	(15,560)
Pension expense	$21,251	$19,560	$16,170

The Company expects to contribute $21,980 to the plan in 2007.

12.

Supplementary information:

(a)

Per share amounts

The following table summarizes the common shares used in per share calculations

	2006	2005	2004
Weighted average common shares outstanding (basic and diluted)	9,156,085	8,497,201	7,628,238

(b) Net change in non-cash working capital

	2006	2005	2004
Accounts receivable	$85,226	$(190,557)	$10,227
Inventory	21,016	122,130	(55,191)
Deposits and prepaid expenses	15,213	(14,708)	21,483
Accounts payable and accrued liabilities	(17,347)	40,122	12,466
Deferred revenue	561	(14,734)	(36,802)
	$104,669	$(57,747)	$(47,817)

(c)

Supplementary cash flow information

Interest received in cash	$75,291	$55,981	$85,546

Interest paid in cash	$19,747	$–	$–

Taxes paid in cash	$50,849	$37,711	$22,504

13.

Income taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the loss for the year.  The reasons for the differences are as follows:

	2006	2005	2004
Loss before taxes	$(1,683,375)	$(2,512,997)	$(1,903,442)
Combined Canadian Federal and Provincial statutory rate	32.49%	33.62%	33.87%
Computed tax (recovery)	(546,926)	(844,870)	(644,696)
Increase (decrease) resulting from:
Change in valuation allowance	(968,000)	172,000	(53,000)
Reduction of unrealized future tax assets for enacted changes in income tax rates	561,386	34,467	331,584
Stock based compensation	140,307	45,317	108,530
Reduction due to expired Canadian tax losses	296,148	424,220	218,582
Reduction due to expired US tax losses	876,607	514,500	549,548
Impact of strengthening exchange rate	(322,557)	(321,878)	(302,505)
Other permanent differences	13,884	13,955	(185,539)
Actual expense	$50,849	$37,711	$22,504

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2006	2005
Future income tax assets:
Property and equipment	$1,436,000	$–	$1,436,000	$1,361,000
Share issue costs	27,000	–	27,000	35,000
Loss and SRED carry-forwards	3,083,000	2,756,000	5,839,000	6,702,000
Intangible assets	173,000	77,000	250,000	264,000
Investments	–	–	–	158,000
	4,719,000	2,833,000	7,552,000	8,520,000
Less: valuation allowance	(4,719,000)	(2,833,000)	(7,552,000)	(8,520,000)
Net future tax assets	$–	$–	$–	$–

The Company has Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards in the amount of $5,101,000 which have no expiry.  The Company also has Canadian non-capital loss carry-forwards and United States net operating loss carry-forwards which expire in the following years:

	Canada	United States
2007	$88	$–
2008	88	776,287
2009	–	373,177
2010	1,471,256	412,789
2011	–	107,980
2012	–	59,918
2014	1,216,947	–
2015	1,452,096	–
2018	–	1,966,743
2019	–	164,364
2020	–	1,295,294
2021	–	1,422,885
2022	–	188,145
2023	–	716,280
2024	–	149,172
2025	–	241,877
2026	1,036,054	84
	$5,176,529	$7,874,995

14.

Segmented information:

The Company has three operating segments consisting of Audio Products (“Audio”), E-Commerce Products (“E-Commerce”), and Voice Over Internet Protocol Products (“Telephony”).  Audio involves the development and marketing of sound enhancement technology for use in various industries. E-Commerce involves the development and marketing of internet business services. Telephony involves the development and marketing of telecommunication over internet equipment and software.

2006	Audio	E-Commerce	Telephony	Total

Revenue	$1,799,395	$158,269	$31,366	$1,989,030
Amortization	217,004	28,554	85,861	331,419
Impairment of property and equipment	–	–	167,809	167,809
Loss before other items	(1,260,215)	(97,991)	(302,799)	(1,661,005)
Interest income	81,329	19	4,338	85,686
Segment assets	3,294,716	75,977	164,192	3,534,885
Expenditures for property and equipment	42,111	315	–	42,426

2005	Audio	E-Commerce	Telephony	Total

Revenue	$1,304,832	$182,940	$55,468	$1,543,240
Amortization	211,464	27,045	122,389	360,898
Impairment of property and equipment	1,362	–	88,392	89,754
Impairment of intangible assets	–	–	428,453	428,453
Loss before other items	(1,281,763)	(234,456)	(1,053,315)	(2,569,534)
Interest income	54,470	12	2,218	56,700
Segment assets	2,495,997	84,574	421,744	3,002,315
Expenditures for property and equipment	73,881	25,201	89,808	188,890
Expenditures for intangible assets	50,563	414	–	50,977

2004	Audio	E-Commerce	Telephony	Total

Revenue	$1,820,028	$245,238	$147,912	$2,213,178
Amortization	251,362	35,273	170,937	457,572
Loss before other items	(655,750)	(140,209)	(1,168,897)	(1,964,856)
Interest income	78,254	12	461	78,727
Segment assets	4,037,007	109,600	1,081,227	5,227,834
Expenditures for property and equipment	154,884	811	8,762	164,457
Expenditures for intangible assets	46,032	–	372,024	418,056

Geographic information	2006 Revenue	2005 Revenue	2004 Revenue
Canada	$13,769	$10,472	$73,294
United States	938,586	966,980	1,418,029
Asia	1,027,959	489,625	644,503
Europe	–	49,026	72,102
Other	8,716	27,137	5,250
	$1,989,030	$1,543,240	$2,213,178

As at December 31, 2005 and 2004, substantially all of the Company’s product assets and employees were located in Canada.

15.

Financial instruments and risk management:

The fair values of financial assets and liabilities approximate their carrying values at December 31, 2006 due to their short term to maturity.

The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables.  Foreign currency risk arising from a decline in the relative value of the Canadian dollar is managed to the extent that Canadian dollar denominated cash and receivables are equal to or exceed Canadian dollar payables.  The

Company has not, at December 31, 2006, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

The Company is exposed to credit risk on its accounts receivable, royalties receivable and accrued revenue.  As at December 31, 2006, there were outstanding accounts receivable, royalties receivable and accrued revenue balances from five entities which comprised 66% of the total balance.  These entities are located in the United States and Asia.  Since the year end two entities have fully paid the outstanding amounts, whilst management believes that the remainder are fully collectable.

As at December 31, 2005, there were outstanding accounts receivable balances from two entities which comprised 49% of the total balance.  These entities are located in the United States and Asia.  These amounts have been collected subsequent to the 2005 year end.

During 2006, three customers, within the Audio segment, contributed 52% of the total revenues, each providing greater than 10% of the total revenues.  For 2005, two customers within the audio segment contributed 23% of the total revenues, each providing greater than 10% of the total revenues whilst in 2004 no one individual customer provided greater than 10% of total revenues.

16.

Commitments and contingencies:

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2006 to make the following minimum lease payments over the next five years and in total:

2007	$96,847
2008	83,142
2009	14,616
2010	8,526
2011	–
$203,131

Minimum lease payments of $98,872 (2005: $92,756; 2004: $88,458) are included in the calculation of the loss for the year.

17.

United States accounting principles:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Any differences in United States generally accepted accounting principles (“US GAAP”) as they pertain to the Company’s financial statements are not material except as follows:

(a)

The Company follows Statement of Financial Accounting Standards (“SFAS”) 130 regarding comprehensive income for purposes of reconciliation to US GAAP.  Under US GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders’ equity on the balance sheet.    For all periods presented, comprehensive income (loss) equals net income (loss).

(b)

From 2003 through 2005, the Company accounted for its stock based awards in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", which required the use of a fair value-based method of accounting for stock-based compensation plans. Prior to 2003, under US GAAP, $202,058 of stock based compensation costs for stock options issued to third parties were expensed.  No entry was made under Canadian GAAP.

Effective January 1, 2006, the Company has adopted SFAS 123(R), “Stock Based Payment”. As the Company previously applied the fair value based method prescribed by SFAS 123 for US GAAP purposes, the impact of the adoption on the Company’s financial statements is limited. Under SFAS 123(R), the Company now estimates forfeitures at the date of grant as opposed to accounting for forfeitures as they occur. In applying the modified prospective approach on adoption, there is no impact on the current year relating to previously granted stock options as all have vested or been forfeited before December 31, 2006. This is consistent with the accounting under Canadian GAAP.

(c)

The Company has applied SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” in accounting for its production costs of software. Accordingly, $80,871 was expensed to product engineering until May 17, 2005 when technological feasibility was established. Costs subsequent to this date were capitalized as they related to the production of ‘product masters’. In 2006 amortization of these costs commenced on a straight line basis over the remaining estimated useful economic life of the product which is 5 years. Resultant from $80,871 of the costs being expensed rather than capitalized during 2005, the amortization recorded for 2006 is $20,218 lower under US GAAP.

(d)

The Company has also determined that the conversion feature of the convertible notes meet the embedded derivative scope exemption requirements of SFAS 133. As such, the conversion option has not been separated under US GAAP. However, the Company has separated the beneficial conversion feature associated with the conversion price being less than the market price at the transaction date. The Company determined that the intrinsic value of the beneficial conversion feature was $586,978, which reduces the initial carrying value of the notes to $72,196, for US GAAP purposes, with a corresponding entry made to equity.

The effect on the loss for each of the years in the three year period ended December 31, 2006 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

Years ended December 31,	2006	2005	2004
Net loss for the year as reported in accordance with Canadian GAAP	$(1,734,224)	$(2,550,708)	$(1,925,946)
Development expense	–	(80,871)	–
Amortization of deferred development costs	20,218	–	–
Accretion of debt discount	32,331	–	–
Net loss under US GAAP	$(1,681,675)	$(2,631,579)	$(1,925,946)

Net loss per share (basic and diluted) under US GAAP	$(0.18)	$(0.31)	$(0.25)

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted accounting principles is as follows:

December 31, 2006	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$2,719,129	$–	$2,719,129
Note Receivable	55,325	–	55,325
Property and equipment	348,280	–	348,280
Deferred development costs	313,800	(60,653)	253,147
Intangible assets	98,351	–	98,351
	$3,534,885	$(60,553)	$3,474,232

Current liabilities	$314,011	$–	$314,011
Convertible notes	389,862	(304,913)	84,949
Shareholder’s equity:
Common shares	47,208,942	202,058	47,411,000
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,581,456	272,582	2,854,038
Deficit	(47,986,500)	(230,380)	(48,216,880)
	$3,534,885	$(60,653)	$3,474,232

December 31, 2005	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$1,823,485	$–	$1,823,485
Property and equipment	670,635	–	670,635
Deferred development costs	352,750	(80,871)	271,879
Intangible assets	155,445	–	155,445
	$3,002,315	$(80,871)	$2,921,444

Current liabilities	$330,797	$–	$330,797
Shareholder’s equity:
Common shares	45,979,055	202,058	46,181,113
Warrants	903,738	–	903,738
Contributed Surplus	2,041,001	–	2,041,001
Deficit	(46,252,276)	(282,929)	(46,535,205)
	$3,002,315	$(80,871)	$2,921,444

Included in the current liabilities above are accrued liabilities of $144,645 in 2006 and $138,731 in 2005.